Exhibit 99.1

Concord Medical Announces Acquisition of Controlling Equity Interest in Chang’an Hospital

BEIJING, March 21, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading hospital management company and the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the signing of a purchase agreement under which the Company agreed to acquire 52% of the equity interest of Chang’an Hospital in a cash transaction for approximately RMB248 million ($39.4 million). Chang’an Hospital is one of the largest private-owned general hospitals in China, located in Xi’an City, Shaanxi Province, China.

“We are very pleased to welcome Chang’an Hospital to the CCM family,” Dr. Jianyu Yang, Chairman and CEO said. “As a private hospital with over 10 years of operating history, Chang’an Hospital has now entered into the stage of profitable growth. After the completion of the acquisition, Chang’an Hospital will be integrated into CCM’s nationwide network. In the future, we plan to establish strategic alliances with leading medical institutions in the world, to improve the medical service quality and management efficiency of Chang’an Hospital. This acquisition is the important first step towards transforming CCM into a leader in China’s healthcare service sector.”

Chang’an Hospital, with over 1,000 beds, is one of the largest privately-owned general hospitals in China. Combined with CCM’s 131 radiotherapy and diagnostic imaging centers located across China, Chang’an Hospital will serve as the regional hub in CCM’s nationwide network and cover the northwestern region of China, which has over 100 million population. Upon completion of the acquisition, CCM will become one of the few US-listed companies to own a controlling equity interest in a private general hospital in China.

“The acquisition of Chang’an Hospital is an important milestone in CCM’s development,” Dr. Yang commented. “This transaction will enable us to accumulate important hospital operating experience and management techniques, strengthen our own medical and hospital management team, and prepare for the planned opening of other specialty hospitals in the CCM network. Our long-term strategy is to become the leading hospital management and operating company in China.”

Since 2009, CCM has worked with Chang’an Hospital as part of its equipment lease and management business. In 2010, CCM and Chang’an Hospital jointly established CCICC, a specialty oncology hospital, which will be merged into Chang’an Hospital after the closing of this transaction.

The transaction has been approved by the boards of directors of both CCM and Chang’an Hospital and is expected to close in the second quarter or the beginning of the third quarter of calendar 2012, subject to certain closing conditions and government approvals. The acquisition is expected to be accretive to CCM earnings per share beginning at the third quarter of 2012.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of December 31, 2011, the Company operated a network of 131 centers with 73 hospital partners that spanned 51 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2011. These unaudited 2011 numbers disclosed in this announcement are, therefore, subject to change.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian

tony.tian@concordmedical.com

(+86) 10 5957-5287

Solebury Communications

In China:

Ms. Cindy Li

cli@soleburyir.com

(+86) 10 6563-0288

In the United States

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230